FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$2,750,000,000

3.352% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2025

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	April 16, 2019

Settlement Date:	April 24, 2019 (T+5 days)

Maturity:	April 24, 2025

Par Amount:	$2,750,000,000

Treasury Benchmark:	2.125% due March 31, 2024

Treasury Price:	$98-22 3/4

Treasury Yield:	2.402%

Re-offer Spread to Benchmark:	T5+95 bp

Re-offer Yield:	3.352%

Fixed Rate Coupon:	3.352%, payable semiannually in arrears from and including the Settlement Date to, but excluding, April 24, 2024 (the “fixed rate period”).

Floating Rate Coupon:	An annual floating rate equal to three-month USD LIBOR plus 0.896%, payable quarterly in arrears from and including April 24, 2024 (the “floating rate period”).

Floating Rate:	3 month USD –BBA–LIBOR Reuters LIBOR01.

Net Proceeds to Citigroup:	$2,741,062,500 (before expenses)

Interest Payment Dates:	During the fixed rate period, each of April 24 and October 24, beginning October 24, 2019, and during the floating rate period, each of July 24, 2024, October 24, 2024, January 24, 2025, and April 24, 2025, beginning on July 24, 2024. Following business day convention during the fixed rate period. Modified following business day convention during the floating rate period. Business days New York.

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 24, 2019 and prior to April 24, 2024 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to April 24, 2024, plus 0.200%.

We may redeem the notes, at our option, (i) in whole, but not in part, on April 24, 2024, or (ii) in whole at any time or in part from time to time, on or after March 24, 2025 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

CITIGROUP INC.

$2,750,000,000

3.352% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2025

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967MF5

ISIN:	US172967MF56

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Danske Markets Inc.

Lloyds Securities Inc.

Nomura Securities International, Inc.

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

Academy Securities, Inc.

ANZ Securities, Inc.

Bancroft Capital, LLC

Bank of China Limited, London Branch

Cabrera Capital Markets, LLC

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

Desjardins Securities Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

IFS Securities, Inc.

Imperial Capital, LLC

ING Financial Markets LLC

Loop Capital Markets LLC

MFR Securities, Inc.

MUFG Securities Americas Inc.

nabSecurities, LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

SG Americas Securities, LLC

Siebert Cisneros Shank & Co., L.L.C.

TD Securities (USA) LLC

Telsey Advisory Group LLC

U.S. Bancorp Investments, Inc.

Westpac Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.